Exhibit 2.1

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (the “Agreement”) dated as of July 10, 2019 by and between Driven Deliveries, Inc., a Delaware corporation (the “Purchaser”) and Mountain High Recreation, Inc., a California corporation (the “Mountain High”). The Purchaser and Mountain High are sometimes referred to herein individually as “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Purchaser and Mountain High are both in the business of providing applications and services with respect to delivery of cannabis products sold by third parties to customers of those third parties (the “Business”); and

WHEREAS, Mountain High wishes to sell, and the Purchaser wishes to purchase and/or obtain the right to use certain assets of Mountain High, subject to certain disclosed liabilities, upon the terms and subject to the conditions of this Agreement (the “Transaction”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

AGREEMENT

ARTICLE I
SALE OF ASSETS

Section 1.1.   Assets Transferred. On the terms and subject to the conditions set forth in this Agreement, Mountain High hereby sells, transfers, conveys, assigns and delivers to the Purchaser, and the Purchaser hereby purchases, or has the option to purchase, all of Mountain High’s right, title and interest in, to and under the following listed assets, listed properties and rights of Mountain High and used by Mountain High in connection with its Business (collectively, the “Assets”), free and clear of all mortgages, liens, security interests, encumbrances, claims, charges and restrictions of any kind or character (collectively, “Liens”). Assets. Certain assets, properties and rights of Mountain High as follows:

(i)
The option to purchase the lease at 8 Light Sky Ct Sacramento, CA 95828 associated with BCC License Number C9-0000042-LIC;

(ii)
Intangible Personal Property as follows:

(a)
The right to use all trademarks and Intellectual property associated with Mountain High brand name

(b)
Licenses.

(1)
The option to purchase the right to operate under Mountain High non-storefront retail license (BCC License Number C9-0000042-LIC) subject to all California state regulatory requirements and perfected disclosure to the State under 16 CCR 5023 and pursuant with 16 CCR 5032.

Section 1.2. Excluded Assets. Purchaser is not acquiring any Excluded Assets detailed in this Section 1.2, including but not limited to the following:

(i)
Mountain High’s current cannabis inventory;
(ii)
Mountain High’s Webpage and e-commerce store
(iii)
Mountain High’s previous retail customer list and order history
(iv)
Mountain High’s current contracts with vendors and suppliers
(v)
Mountain High’s technology platform currently used to fulfill deliveries
(vi)
Mountain High’s infrastructure or fulfillment processes.
(vii)
Mountain High’s vehicles that are currently utilized in their fulfillment process.
(viii)
Mountain High’s other intellectual property, including but not limited to recipes, processes, and procedures associated with Mountain High delivery operations, the production of Mountain High edibles and other cannabis products.

Section 1.3.   Assumed Liabilities. None.

Section 1.4.   Retained Liabilities. The Purchaser shall not assume by virtue of this Agreement or the transactions contemplated hereby, and shall have no liability for, any liabilities of Mountain High with respect to any action or inaction of Mountain High prior to the Closing, whether known or unknown, contingent or otherwise and of any kind, character or description whatsoever (the “Retained Liabilities”). Without limiting the generality of the foregoing, the Purchaser shall not assume the following:

(i)           any liability or obligation of Mountain High arising out of or in connection with the negotiation and preparation of this Agreement and consummation and performance of the transactions contemplated hereby, including without limitation, legal and accounting fees, brokerage commissions, finder’s fees or similar fees or commissions, and income, sales or other tax liability so arising,

(ii)          any liability or obligation of Mountain High arising from the failure of Mountain High to perform or discharge any of its agreements contained herein;

(iii)           any liability or obligation of Mountain High which was required to be disclosed to the Purchaser pursuant to this Agreement and which was not so disclosed;

(iv)           any liability or obligation of Mountain High with respect to any insurance policies;

(v)            any obligation of Mountain High for Taxes (as defined in Section 3.10) with respect to Mountain High or otherwise;

(vi)           any liability or obligation of Mountain High with respect to any payroll, bonuses, commissions, vacation time, sick time, holiday time comp time or any other time off in regard to its employees, contractors and freelancers or former employees, contractors and freelancers;

(vii)          any liability or obligation of Mountain High to any of Mountain High’s employees or any former employees of Mountain High inclusive of any liability arising with respect to accrued vacation pay or any other payments due such employees prior to Closing as a result of any acts or things done by such employees prior to Closing;

(viii)         any claim, cause of action, proceeding or other litigation pending or threatened on the Closing Date or which is initiated at any time thereafter against Mountain High and which is based on acts, facts, circumstances, events or conditions occurring or existing prior to the Closing whether known or unknown, contingent or otherwise; and

(ix)           any liability or obligation of Mountain High incurred by or accruing to Mountain High after the Closing Date unless specifically assumed by the Purchaser under this Agreement.

Mountain High shall discharge in a timely manner all of the Retained Liabilities, provided that Mountain High shall have the ability to contest, in good faith, any such claim of liability asserted in respect thereof by any Person.

Section 1.5.  Reversion and Right of First Refusal. In the event that Purchaser is liquidated (either voluntarily or otherwise) or files for protection under any applicable Bankruptcy statute during the period of time when any portion of the Purchase Price is still outstanding, then Mountain High shall have the right, but not the obligation to re-purchase the Assets for their then fair market value within sixty (60) days of the occurrence of either the liquidation or Bankruptcy filing. If the parties are unable to negotiate a mutually-agreed re-purchase price in good faith or through mediation, then they will appoint a mutually-agreed third-party valuation expert to determine such fair market value.

ARTICLE II
PURCHASE PRICE AND CLOSING

Section 2.1   Purchase Consideration. In full consideration for the purchase by the Purchaser of the Assets, the purchase price (the “Purchase Price”) shall comprise the following:

(i)           Cash Consideration.

(a)
Subject to the satisfaction of the conditions described in this Agreement, Purchaser shall make cash payments to Mountain High’s shareholders (in the aggregate and as designated by such shareholders):

(1)
At the Closing, $200,000 by wire transfer or certified check;

(2)
On or before December 20, 2019, $150,000 by wire transfer or certified check;

(3)
On or before March 31, 2020, $150,000 by wire transfer or certified check;

(4)
$250,000 at the end of the twelfth (12th) month (on a rolling basis) following the Closing Date;

(5)
$250,000 at the end of the twenty-fourth (24th) month (on a rolling basis) following the Closing Date;

(ii)           Share Issuance.

(a)
At the Closing, the Purchaser shall issue to Mountain High the greater of 1,000,000 shares of Purchaser Common Stock or $1,710,000 worth of Purchaser Common Stock based on the Volume Weighted Average Price (“VWAP”) of Purchaser Common Stock during the five (5) trading days prior to the Closing Date (i.e. 1,000,000 shares based on a share price of $1.71 per share.

(b)
At the end of the twelfth month (on a rolling basis) from the Closing Date, the Purchaser shall issue to Mountain High, an additional 2,000,000 in Warrants of Purchaser Common Stock at a price based upon Purchaser’s then most recent private placement price, exercisable for a period of three (3) years from the date of issuance;

(c)
At the end of the twenty-fourth month (on a rolling basis) from the Closing Date, the Purchaser shall issue to Mountain High, an additional 2,000,000 in Warrants of Purchaser Common Stock at a price based upon Purchaser’s then most recent private placement price, exercisable for a period of three (3) years from the date of issuance;

(d)
Issuance of Warrants pursuant to Paragraph (b), above shall be subject to recognition of actual gross revenues of $4,000,000 from Mountain High’s assets during the first 12 months following the Closing Date. In the event gross revenues are more or less that $4,000,000 for such period, the number of Warrants to be issued will be adjusted proportionately. Notwithstanding the foregoing, no Warrants shall be issued if the actual gross revenues for such period is less than $2,000,000;

(e)
Issuance of Warrants pursuant to Paragraph (c), above shall be subject to recognition of actual gross revenues of $6,000,000 from Mountain High’s assets during the second 12 months following the Closing Date. In the event gross revenues are more or less that $6,000,000 for such period, the number of Warrants to be issued will be adjusted proportionately. Notwithstanding the foregoing, no Warrants shall be issued if the actual gross revenues for such period is less than $4,000,000;

(f)
Upon Mountain High's exercise of any and/or all issued warrants, Purchaser shall grant the shares, fully vested, to Mountain High, or in the alternative, Purchaser shall pay the purchase cost of the shares, as described above in subsections b and c, and issue the shares, fully vested, to Mountain High. Mountain High shall be responsible for any gains tax accrued by Mountain High upon grant and/or issuance of fully vested shares.

(iii)           Assumption of Liabilities. Purchaser shall assume no liabilities in conjunction with this transaction.

(iv)           Option to buy License: At each one of the payment deadlines detailed in Section 2.1. above, Purchaser shall have the right, but not the obligation, to assume ownership, to the maximum extent permitted by law, of the license and lease located at Lease at 8 Light Sky Ct Sacramento, CA 95828 associated with BCC License Number C9-0000042-LIC, without further consideration. Purchaser will ensure that all state and local regulatory bodies have approved or be in the process of approval prior to the time this option is exercised. At Mountain High’s request, Purchaser shall reimburse Mountain High the actual cost of maintaining the license, including but not limited to any licensing fees, and lease minus any revenue Mountain High earns from the sale or rental of the license and lease.

Section 2.2.   Closing; Effective Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement, at the offices of Driven Deliveries, Inc. not later than July 31, 2019. Notwithstanding, for all purposes, the effective date of this Agreement shall be July 10 (“Effective Date”).

Section 2.3.  Further Assurance; Post Closing Cooperation. All transactions at the Closing shall be deemed to have taken place simultaneously. At the Closing, the Purchaser shall deliver to Mountain High the Purchase Price. Mountain High will, from time to time, at the request of the Purchaser, whether at or after the Closing Date, execute and deliver such other and further instruments of conveyance, assignment, transfer and consent as the Purchaser or its counsel may reasonably require for the most effectual conveyance and transfer of the Assets to the Purchaser, and Mountain High will assist the Purchaser, including taking all necessary action in reducing to possession the Assets. Following the Closing, each Party will afford the other Party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (a) the preparation of tax returns, (b) the determination or enforcement of rights and obligations under this Agreement, (c) compliance with the requirements of any Governmental or Regulatory Authority (as defined in Section 3.7), (d) the determination or enforcement of the rights and obligations of any Indemnified Party (as defined in Section 8.2 or 8.3) or (e) in connection with any actual or threatened action or proceeding.

Section 2.4.  Third-Party Consents. Anything in this Agreement to the contrary notwithstanding, in the event an assignment or purported assignment to the Purchaser of any of the agreements, contracts or commitments of Mountain High (sometimes collectively referred to as a “contract” or the “contracts”), or any claim, right or benefit arising thereunder or resulting therefrom, without the consent of other parties thereto, would constitute a breach thereof or would not result in the Purchaser receiving all of the rights of Mountain High thereunder, such contract shall be deemed not to have been assigned by Mountain High to the Purchaser. In those circumstances, if requested by the Purchaser, after the Closing, Mountain High will use its reasonable commercial efforts to obtain any such consent. If such consent is not obtained and is required to effectively assign a contract to the Purchaser, Mountain High will cooperate with the Purchaser in any reasonable arrangement to provide the Purchaser with the full claims, rights and benefits under any such contract, including enforcement at the cost and for the benefit of the Purchaser of any and all rights of Mountain High, as the case may be, against a third party thereto arising out of the breach or cancellation by such third party or otherwise, and any amount received by Mountain High in respect thereof shall be held for and paid over to the Purchaser.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF MOUNTAIN HIGH

Mountain High represents and warrants and agrees to and with the Purchaser, as follows:

Section 3.1  Execution and Validity of Agreement; Existence and Good Standing. Mountain High has the full power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Mountain High and the consummation by Mountain High of the transactions contemplated hereby have been duly authorized by all required action on behalf of Mountain High. This Agreement has been duly and validly executed and delivered by Mountain High and, assuming due authorization, execution and delivery by the Purchaser, constitute legal, valid and binding obligations of Mountain High enforceable against it in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing. Mountain High is a duly organized and validly existing corporation in good standing under the laws of the State of California with the full power and authority to own its property and to carry on its business in the places where such properties are now owned or operated or such business is now being conducted.

Section 3.4  Title to Properties; Encumbrances. Mountain High has good and valid title to, or enforceable leasehold interests in or valid rights under contract to use the Assets which are transferred pursuant to this Agreement. The Assets constitute all of the property and assets which Mountain High presently utilizes to conduct the Business.

Section 3.5.  Contracts. Schedule 3.5 hereto contains an accurate and complete list of the following agreements to which Mountain High is a party and which relate to the Assets: (a) any personal property lease, (b) any agreement, contract or commitment relating to capital expenditures, (c) any agreement, contract or commitment relating to the making of a loan or advance to or investment in, any other Person, (d) any agreement, instrument or arrangement evidencing or relating in any way to indebtedness for money borrowed or to be borrowed, whether directly or indirectly, by way of loan, purchase money obligation, guarantee (other than the endorsement of negotiable instruments for collection in the ordinary course of business), conditional sale, purchase or otherwise, (e) any management service, employment, consulting or similar type of contract, (f) any agreement, contract or commitment limiting Mountain High’s freedom to engage in any line of business or to compete with any other Person, including agreements limiting its ability to take on competitive accounts, but excluding standard exclusivity requirements in agreements with clients which do not extend beyond the term thereof entered into in the ordinary course of business, (g) any secrecy or confidentiality agreement (other than standard confidentiality agreements in computer software license agreements or agreements with clients entered into in the ordinary course of business) and (h) any licensing or franchise agreement (other than license agreements for “off-the-shelf” third party computer software not included within Mountain High’s products or services). Each agreement, contract and commitment of Mountain High, including, but not limited to those set forth on Schedule 3.5 is in full force and effect, and there exists no default or event of default by Mountain High or to the best knowledge, information and belief of Mountain High and, by any other party, or occurrence, condition, or act (including the purchase of the Assets hereunder) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default thereunder by Mountain High, and there are no outstanding claims of breach or indemnification or notice of default or notice of termination of any such agreement, contract and commitment.

Section 3.6.  Non-Contravention. The execution, delivery and performance by Mountain High of its obligations hereunder and the consummation of the transactions contemplated hereby, will not (a) result in the violation by Mountain High of any statute, law, rule, regulation or ordinance (collectively “Laws”), or any judgment, decree, order, with, permit or license (collectively “Orders”) of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, county, city or other political subdivision (a “Governmental or Regulatory Authority”) applicable to Mountain High or any of its assets or properties.

Section 3.7.  Approvals and Consents. Except as disclosed on Schedule 3.7., no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third Person is necessary or required under any of the terms, conditions or provisions of any Law or Order of any Governmental or Regulatory Authority or any Instrument to which Mountain High is a party or by which its assets or properties are bound for the execution and delivery of this Agreement by Mountain High, the performance by Mountain High of its obligations hereunder or the consummation of the transactions contemplated hereby.

Section 3.8  Litigation. Except as set forth on Schedule 3.8, there is no action, suit, proceeding at law or in equity by any Person, or any arbitration or any administrative or other proceeding by or before (or to the best knowledge, information and belief of Mountain High, any investigation by) any Governmental or Regulatory Authority, pending or, to the best knowledge, information and belief of Mountain High, threatened, against Mountain High with respect to this Agreement or the transactions contemplated hereby, or against or affecting Mountain High or its properties or rights; and to the best knowledge, information and belief of Mountain High, no acts, facts, circumstances, events or conditions occurred or exist which are a basis for any such action, proceeding or investigation. Schedule 3.8 also sets forth with respect to each pending or threatened action, suit or proceeding listed thereon, the amount of costs, expenses or damages Mountain High has incurred to date and reasonably expects to incur through conclusion thereof. Neither Mountain High is subject to any judgment, order or decree entered in any lawsuit or proceeding.

Section 3.9  Taxes. Mountain High has timely filed, or caused to be filed, taking into account any valid extensions of due dates, completely and accurately, all federal, state, local and foreign tax or information returns (including estimated tax returns) required under the statutes, rules or regulations of such jurisdictions to be filed by Mountain High. The term “Taxes” means taxes, duties, charges or levies of any nature imposed by any taxing or other governmental authority, including without limitation income, gains, capital gains, surtax, capital, franchise, capital stock, value-added taxes, taxes required to be deducted from payments made by the payor and accounted for to any tax authority, employees’ income withholding, back-up withholding, withholding on payments to foreign Persons, social security, national insurance, unemployment, worker’s compensation, payroll, disability, real property, personal property, sales, use, goods and services or other commodity taxes, business, occupancy, excise, customs and import duties, transfer, stamp, and other taxes (including interest, penalties or additions to tax in respect of the foregoing), and includes all taxes payable by Mountain High pursuant to Treasury Regulations § 1.1502-6 or any similar provision of state, local or foreign law. All Taxes shown on said returns to be due and all additional assessments received prior to the date hereof have been paid or are being contested in good faith, in which case, such contested assessments are set forth on Schedule 3.9.

Section 3.10.  Reserved.

Section 3.11.  Insurance. Schedule 3.11 is a schedule of all insurance policies (including life insurance) or binders maintained by or on behalf of Mountain High which relate to the Assets. All such policies are in full force and effect and all premiums that have become due have been currently paid. None of such policies shall lapse or terminate by reason of the transactions contemplated hereby. Neither Mountain High has received any notice of cancellation or non-renewal of any such policy or binder. Except as set forth on Schedule 3.11, within the last two years neither Mountain High has filed for any claims against any insurance policies, exclusive of automobile policies.

Section 3.12.  Intellectual Properties. Schedule 3.12 hereto sets forth a list of all Intellectual Property (as defined below) owned by Mountain High which relate to the Business and is to be purchased by Purchaser pursuant to this Agreement. Except as set forth on Schedule 3.12, no claim of infringement or misappropriation of these Intellectual Property assets is pending or, to the best knowledge, information and belief of Mountain High, threatened against Mountain High and, to the best knowledge, information and belief of Mountain High, neither Mountain High is infringing or misappropriating any Intellectual Property of any Person. Neither Mountain High has granted any license, franchise or permit in effect on the date hereof to any Person to use any of the Intellectual Property included on Schedule 3.12. The term “Intellectual Property” means patents and patent rights, trademarks and trademark rights, tradenames and tradename rights, service marks and service mark rights, service names and service name rights, copyright and copyright rights, trade secrets and trade secret rights, rights of privacy and publicity, and other proprietary intellectual property rights and all pending applications for and registrations of any of the foregoing.

Section 3.13.  Compliance with Laws; Licenses and Permits.

(i)           Compliance. Mountain High is, and the Business has been conducted, in compliance with all applicable Laws and Orders, except in each case (other than with respect to compliance with environmental Laws and Orders) where the failure to so comply would not reasonably be expected to have a Material Adverse Effect (as defined below). Notwithstanding the foregoing, the Parties acknowledge that the sale of cannabis-related products is illegal under applicable U.S. Federal law and the Parties and each of them shall jointly bear the risk of any potential legal exposure for the violation of applicable Federal law. Mountain High has neither been charged with, nor, to the best information, knowledge and belief of Mountain High threatened with or under any investigation with respect to, any charge concerning any violation of any Laws or Orders. For purposes of this Agreement, “Material Adverse Effect” shall mean any material and adverse effect on the financial condition, results of operations, assets, properties or business of Mountain High or the Purchaser, as applicable, resulting in individual payments or payments in the aggregate in excess of $50,000.

(ii)           Licenses. Mountain High has all Licenses required by any Governmental or Regulatory Authority for the operation of the Business and the use of the Assets as presently operated or used, except where the failure to have such Licenses would not reasonably be expected to have a Material Adverse Effect. All of the Licenses are in full force and effect and no action or claim is pending, nor to the best knowledge, information and belief of Mountain High is threatened, to revoke or terminate any of such Licenses or declare any such License invalid in any material respect.

Section 3.14.  Disclosure. All material facts relating to the Assets or condition of Mountain High have been disclosed to the Purchaser by Mountain High in or in connection with this Agreement. No representation or warranty of Mountain High contained in this Agreement, and no statement contained in any Schedule or in any certificate, list or other writing furnished to the Purchaser by Mountain High pursuant to any provision of this Agreement (including without limitation any financial statements), contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

Section 3.15.  Brokers. Except as set forth on Schedule 3.15, no broker, finder, agent or similar intermediary has acted on behalf of Mountain High, any affiliate thereof, or Mountain High in connection with this Agreement or the transactions contemplated hereby, and no brokerage commissions, finder’s fees or similar fees or commissions are payable by Mountain High, any affiliate thereof, or Mountain High in connection therewith based on any agreement, arrangement or understanding with any of them.

Section 3.16.  Copies of Documents. Mountain High has caused to be made available for inspection and copying by the Purchaser and its advisers, true, complete and correct copies of all documents referred to in this Article III or in any Schedule.

ARTICLE IV
REPRESENTATIONS OF THE PURCHASER

The Purchaser represents, warrants and agrees to and with Mountain High as follows:

Section 4.1 Existence and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority to own its property and to carry on its business all as and in the places where such properties are now owned or operated or such business is now being conducted.

Section 4.2.  Execution and Validity of Agreements. The Purchaser has the full power and authority to make, execute, deliver and perform this Agreement and the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby have been duly authorized by all required corporate action on behalf of the Purchaser and this Agreement has been duly and validly executed and delivered by the Purchaser and assuming due authorization, execution and delivery by Mountain High, constitute legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their terms.

Section 4.3.  Non-Contravention; Approvals and Consents.

(i)           Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations hereunder and the consummation of the transactions contemplated hereby and thereby, will not (a) violate, conflict with or result in the breach of any provision of the Certificate of Formation (or other comparable charter documents) of the Purchaser, or (b) result in the violation by the Purchaser of any Laws or Orders of any Governmental or Regulatory Authority, applicable to the Purchaser or any of its assets or properties, or (c) if the consents and notice set forth in Schedule 4.3 are obtained, given or waived conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, or (except as set forth on Schedule 4.3) require the Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to, or result in or give to any Person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of the Purchaser, under any of the terms, conditions or provisions of any Instruments to which the Purchaser is a party or by which the Purchaser or any of its assets or properties are bound.

(ii)           Approvals and Consents. Except as disclosed on Schedule 4.3, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any Law or Order of any Governmental or Regulatory Authority or any Instrument to which the Purchaser is a party or by which the Purchaser or any of its assets or properties is bound for the execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder or the consummation of the transactions contemplated hereby.

Section 4.4.  Brokers. Except as disclosed on Schedule 4.4 hereto, no broker, finder, agent or similar intermediary has acted on behalf of the Purchaser or its affiliates in connection with this Agreement or the transactions contemplated hereby, and no brokerage commissions, finder’s fees or similar fees or commissions are payable by the Purchaser or its affiliates in connection therewith based on any agreement, arrangement or understanding with any of them.

Section 4.5.  Disclosure. No representation or warranty contained in this Agreement, and no statement contained in any Schedule or in any certificate, list or other writing furnished to Mountain High pursuant to any provision of this Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE V
ACTIONS AT CLOSING BY MOUNTAIN HIGH

Simultaneously herewith:

Section 5.1.   Required Approvals, Notices and Consents. Except as set forth on Schedule 5.1, Mountain High shall have obtained or given, at no expense to the Purchaser and there shall not have been withdrawn or modified any notices, consents, approvals or other actions listed on Schedules 3.7 or 3.8 hereof (including without limitation, obtaining all consents, approvals and/or waivers required under the contracts listed on Schedule 3.6 in order to permit the consummation of the transactions contemplated by this Agreement without causing or resulting in a default, event of default, acceleration event or termination event under any of such documents and without entitling any party to any of such documents to exercise any other right or remedy adverse to the interests of the Purchaser or Mountain High thereunder). Each such consent or approval shall be in form satisfactory to counsel for the Purchaser.

Section 5.2.   Bill of Sale and Assignments. Mountain High is delivering to Purchaser appropriate Bills of Sale and Assignments relating to the tangible and intangible assets described in Section 1.1, all in form and substance reasonably satisfactory to Purchaser and its counsel.

Section 5.3.   Proceedings. All proceedings taken in connection with the transactions contemplated by this Agreement and all documents incident thereto were reasonably satisfactory in form and substance to the Purchaser and its counsel, and the Purchaser received copies of all such documents and other evidences as it or its counsel reasonably requested in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

ARTICLE VI
ACTIONS AT CLOSING BY THE PURCHASER

Simultaneously herewith:

Section 6.1.  Required Approvals, Notices and Consents. The Purchaser shall have obtained or given, at no expense to Mountain High, and there shall not have been withdrawn or modified any notices, consents, approvals or other actions listed on Schedule 4.3 hereof. Each such consent or approval shall be in form reasonably satisfactory to counsel for Mountain High.

Section 6.2.  Proceedings. All proceedings taken in connection with the transactions contemplated by this Agreement, and all documents incident thereto were reasonably satisfactory in form and substance to Mountain High and its counsel and Mountain High received copies of all such documents and other evidences as it or its counsel may reasonably request in order to establish the consummation of such transaction and the taking of all proceedings in connection therewith.

ARTICLE VII
OTHER AGREEMENTS

Section 7.1.   Taxes. Mountain High shall be fully responsible for and shall pay any and all Taxes relating to the Business and employees of Mountain High including taxes arising from all periods prior to Closing Date as well as capital gains arising from the transfer and sale of the Assets to the Purchaser hereunder and the transactions contemplated by this Agreement.

Section 7.2  Conditions. The Closing will be subject to customary conditions, including but not limited to the following:

(a)
Each Party's satisfactory completion of due diligence;

(b)
the Board of Directors (or Managing Members, as the case may be) of the Parties approving the Proposed Transaction;

(c)
the Parties' execution of all required Definitive Agreements;

(d)
the receipt of any regulatory approvals and any required third-party consents, on terms satisfactory to the Parties;

Section 7.4   Due Diligence and Access.

Each Party will authorize its management to allow the other Party and such other Party's advisors access to its personnel, facilities, contracts, books, and records, in each case to the extent relating to its participation in the Transaction, for the purpose of conducting such other Party's due diligence with respect to the Transaction, subject to an appropriate Confidentiality Agreement.

The Parties will have 30 days from the mutual execution of the Term Sheet with respect to this Transaction to complete their respective due diligence regarding the Transaction.

In carrying out its due diligence, (i) Purchaser agrees that it will direct all requests for any information concerning Mountain High and/or its affiliates to Chelsea Cordoba, (ii) Mountain High agrees that it will direct all requests for any information concerning Purchaser and/or its affiliates to Brian Hayek; and (iii) neither Party will make any inquiries of the other Party's and/or its affiliates' customers, suppliers, lenders, employees or other service providers with respect to the other Party or the Transaction without the prior written consent of the other Party's Diligence Contact (which consent may be withheld for any reason or no reason in the sole discretion of the other Party).

Section 7.5   Covenants of the Parties.

(a)
During the period from the signing of the Letter of Intent regarding this Transaction through a Termination (as defined below), each Party will: (i)conduct its business in the ordinary course in a manner consistent with past practice, (ii) maintain the Assets to be the subject of the Transaction in good working condition (normal wear and tear excepted) and (iii) not incur any material liabilities or commitments to engage in any transactions which would affect its ability to complete the Transaction other than in the ordinary course in a manner consistent with past practice.

(b)
Each Party will be responsible for obtaining all regulatory approvals or other consents necessary to consummate the Transaction that are applicable to it or the Transaction. The Parties will, to the extent such cooperation is reasonably required, cooperate to obtain such approvals promptly.

Section 7.6   Exclusivity.

In consideration of the expenses that the other Party has incurred and will incur in connection with the Transaction and such other Party's agreement set forth in this Section 7.6, each Party agrees that until such time as the Transaction has been terminated has terminated in accordance with the provisions of Section 9.1 (such period, the "Exclusivity Period"), neither it nor any of its representatives, officers, employees, directors, agents, stockholders, subsidiaries or affiliates (collectively with respect to such Party, the "Group") shall initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any person or group of persons (including members of its Group) other than the other Party (an "Acquisition Proposal") regarding (i) and merger, asset purchase or securities purchase, the formation of a joint venture, strategic alliance or similar arrangement for the purpose of engaging in a business which is inconsistent with the Transaction, (ii) any transaction that could be preclusive of the Transaction, (iii) the acquisition of all or any portion of its Assets of Mountain High, whether by merger, purchase of stock, purchase of assets, tender offer or otherwise, or (iv) provide any non-public information to any third party in connection with an Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Transaction. Each Party agrees to immediately notify the other Party if any member of its Group receives any indications of interest, requests for information or offers in respect of an Acquisition Proposal, and will communicate to such other Party in reasonable detail the terms of any such indication, request or offer, and will provide it with copies of all written communications relating to any such indication, request or offer. Immediately upon execution of this Letter, each Party shall, and shall cause its Group to, terminate any and all existing discussions or negotiations with any person or group of persons other than the other Party and its affiliates regarding an Acquisition Proposal. Each Party represents that no member of its Group is party to or bound by any agreement with respect to an Acquisition Proposal other than under this Letter.

Each Party acknowledges that the other Party will incur significant fees, expenses and costs in reliance on its agreement set forth in Section 7.6. Accordingly, if it or any other member of its Group breaches any provision of Section 7.6 during the Exclusivity Period, it will indemnify the other Party for an amount equal to all reasonable fees, expenses and costs incurred by such other Party in connection with the Transaction (whether incurred before or after the date of this Agreement).

ARTICLE VIII
SURVIVAL; INDEMNITY

Section 8.1.  Survival. Notwithstanding any right of any party hereto fully to investigate the affairs of any other Party, and notwithstanding any knowledge of facts determined or determinable pursuant to such investigation or right of investigation, each Party hereto shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other Parties contained in this Agreement and the Schedules, if any, furnished by any other Party pursuant to this Agreement, or in any certificate delivered at the Closing by any other Party. The respective representations, warranties, covenants and agreements of Mountain High and the Purchaser contained in this Agreement shall survive the Closing.

Section 8.2.  Obligation of Mountain High to Indemnify. Mountain High hereby agrees to indemnify the Purchaser and its affiliates (individually a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) against, and to protect, save and keep harmless the Purchaser Indemnified Parties from, and to assume liability for, payments of all liabilities (including liabilities for Taxes, obligations, losses, damages, penalties, claims, actions, suits, judgments, settlements, out-of-pocket costs, expenses and disbursements (including reasonable costs of investigation, and reasonable attorneys’, accountants’ and expert witnesses’ fees) of whatever kind and nature (collectively, “Losses”)), that may be imposed on or incurred by the Purchaser Indemnified Parties as a consequence of or in connection with (a) any misrepresentation, inaccuracy or breach of any warranty or representation contained in Article III hereof, (b) any breach or failure by Mountain High to comply with perform or discharge any obligation, agreement or covenant by Mountain High contained in this Agreement; or (c) the assertion by any third party of any claim or cause of action relating to any Retained Liability. The term “Losses” as used herein is not limited to matters asserted by third parties against a Purchaser Indemnified Party but includes Losses incurred or sustained by a Purchaser Indemnified Party in the absence of third-party claims.

Section 8.3. Obligation of the Purchaser to Indemnify. Purchaser hereby agrees to indemnify Mountain High and its affiliates (collectively, the “Mountain High Indemnified Parties”; the Purchaser Indemnified Parties and Mountain High Indemnified Parties, collectively, the “Indemnified Parties”) against, and to protect, save and keep harmless Mountain High Indemnified Parties from and to assume liability for any and all Losses, damages, penalties, claims, actions, suits, judgments, settlements, out-of-pocket costs, expenses and disbursements (including reasonable costs of investigation, and reasonable attorneys’, accountants’ and expert witnesses’ fees) of whatever kind and nature (collectively, “Losses”) that may be imposed on or incurred by Mountain High Indemnified Parties as a consequence of or in connection with (a) any misrepresentation, inaccuracy or breach of any warranty or representation contained in Article IV hereof (b) any breach or failure by the Purchaser to comply with, perform or discharge any obligation, agreement or covenant by the Purchaser contained in this Agreement or (c) the assertion by any third party of any claim or cause of action relating to any Assumed Liability. Further, If Purchaser options to purchase the right to operate under Mountain High's license, as provided for in Section 2.1, Purchaser shall indemnify Mountain High for any damage or harm to the license resulting from any act, omission or failure by Purchaser (including any officer, shareholder, agent, employee or affiliate of Purchaser) to comply with applicable CA state cannabis law pursuant to 16 CCR 5030.

ARTICLE IX
TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a)
by mutual written consent duly authorized by the Boards of Director of Purchaser and Mountain High; or

(b)
by either Purchaser or Mountain High if the Transaction shall not have been consummated by 8/1/2019 (such date, being the “Outside Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 9.1 shall not be available to any party whose action or failure to act has been a principal cause of, or resulted in the failure of, the Transaction to occur on or before such date if such action or failure to act constitutes a breach of this Agreement; or

(c)
by either Purchaser or Mountain High if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction, which order, decree, ruling or other action shall have become final and non-appealable or any law, order, rule or regulation is in effect or is adopted or issued, which has the effect of prohibiting the Transaction; or

(d)
by Purchaser, on the one hand, or Mountain High, on the other, if any condition to the obligation of any such party to consummate the Transaction becomes incapable of satisfaction prior to the Outside Date; provided, however, that the failure of such condition is not the result of a breach of this Agreement by the Party seeking to terminate this Agreement.

(e)
by Mountain High if any representation and warranty of Purchaser is determined to be false or inaccurate.

(f)
by Purchaser if any representation and warranty of Mountain High is determined to be false or inaccurate.

ARTICLE X
MISCELLANEOUS

Section 10.1.  Expenses. The parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and financial advisers.

Section 10.2.  Governing Law. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of California without reference to its conflict of law provisions.

Section 10.3.  Captions. The Article and Section captions used herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 10.4   Notices. Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any Party to any other Party shall be in writing and shall be deemed to have been given (a) upon personal delivery, if delivered by hand, (b) three days after the date of deposit in the mails, postage prepaid, if mailed by certified or registered mail, or (c) the next business day if sent by facsimile transmission (if receipt is electronically confirmed) or by a prepaid overnight courier service, and in each case at the respective addresses or numbers set forth below or such other address or number as such party may have fixed by notice:

If to Mountain High, addressed to:

Mountain High Recreation, Inc.
8 Light Sky Ct
Sacramento, CA 95828
Attn: Chelsea & Ken Cordoba

with a copy to:

Jasun Molinelli, Esq.
Hanson Bridgett
1676 N. California Blvd #620
Walnut Creek, CA 94596]

If to the Purchaser, addressed to:

Driven Deliveries, Inc., a Nevada corporation
5710 Kearny Villa Road, Ste 205
San Diego, CA 92123
Attn: Brian Hayek

with a copy to:

Robert Diener
41 Ulua Place
Haiku, HI 96708

Section 10.5.  Parties in Interest. This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto, other than by operation of law. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 10.6.  Severability. In the event any provision of this Agreement is found to be void and unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement shall nevertheless be binding upon the parties with the same effect as though the void or unenforceable part had been severed and deleted.

Section 10.7.  Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

Section 10.8.  Entire Agreement. This Agreement, including the other documents referred to herein and the Exhibits and Schedules hereto which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

Section 10.9.  Amendments. This Agreement may not be amended, supplemented or modified orally, but only by an agreement in writing signed by the Purchaser and Mountain High.

Section 10.10.  Third Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto and their respective successors and assigns as permitted under Section 9.9.

[SIGNATURES ARE ON THE NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the Execution Date effective as of the Closing Date.

DRIVEN DELIVERIES, INC., a Delaware corporation

By:
/s/Brian Hayek

Name: Brian Hayek

Title: President

MOUNTAIN HIGH RECREATION, INC., a California corporation

By:
/s/ Kenneth Cordoba

Name: Kenneth Cordoba

Title: President/Owner